Delisting Determination, The Nasdaq Stock Market, LLC,
September 14, 2022,  Clarus Therapeutics Holdings, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock and warrant of Clarus Therapeutics Holdings, Inc., effective at the opening of the trading session on September 26, 2022.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(b)(2)(A) and 5450(b)(1)(C). The Company was notified of the Staff determination on August 22, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company common stock and warrant became final on August 31, 2022.